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CONFIDENTIAL TREATMENT REQUESTED BY FUSION PHARMACEUTICALS INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nudrat Salik and Vanessa Robertson

Re:	Fusion Pharmaceuticals Inc.
Registration Statement on Form S-1
File No. 333-238968
CIK No. 0001805890

Ladies and Gentlemen:

On behalf of Fusion Pharmaceuticals Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 1, 2020 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on April 3, 2020, resubmitted to the Commission on May 14, 2020 and May 19, 2020, and subsequently filed by the Company with the Commission on June 5, 2020 (File No. 333-238968) (the “Registration Statement”), we submit this supplemental letter to further address comment 9 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and

June 10, 2020

Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since January 1, 2019 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common shares underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common shares and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it currently anticipates that the price range for the IPO will be within the range of $[***] to $[***] per share (the “Preliminary Price Range”), before giving effect to a reverse share split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Shares Prior to the IPO

As there has been no public market for the Company’s common shares to date, the estimated fair value of its common shares has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common shares and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its

CONFIDENTIAL TREATMENT REQUESTED BY FUSION PHARMACEUTICALS INC.

June 10, 2020

common shares were prepared as of January 10, 2020, March 16, 2020 and May 18, 2020. These third-party valuations, as well as those prepared to support all equity issuances since January 1, 2019, were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using either an option pricing method (“OPM”) or a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an OPM.

Each of the Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common shares as of the grant date of each option award, considered two future-event scenarios: an IPO scenario and a sale scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all preferred shares would convert into common shares and would no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common shares prior to the IPO. Each valuation probability-weighted the IPO scenario and the sale scenario based on the Company’s assessment of its development pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of common shares, were as follows:

	IPO Scenario		Sale Scenario		Indicated Fair Value per Share of Common Shares
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM
January 10, 2020	[***]%	[***]%	[***]%	[***]%	$0.56
March 16, 2020	[***]%	[***]%	[***]%	[***]%	$0.83
May 18, 2020	[***]%	[***]%	[***]%	[***]%	$1.78

Using these valuations, the Company made the following grants:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Shares on Grant Date	Per Share Estimated Fair Value of Options
January 19, 2020	752,862	$0.44	$0.56	$0.35
February 6, 2020	2,083,340	$0.56	$0.56	$0.33
March 16, 2020	1,878,908	$0.83	$0.83	$0.48
April 6, 2020	170,111	$0.83	$0.83	$0.48
May 22, 2020	333,989	$1.78	$1.78	$1.05

CONFIDENTIAL TREATMENT REQUESTED BY FUSION PHARMACEUTICALS INC.

June 10, 2020

January 10, 2020 Valuation

The Board relied, in part, on the results of the January 10, 2020 valuation in its determination of the fair value of common shares of $0.56 per share as of January 19, 2020, when it granted options for the purchase of 752,862 shares to a director, and as of February 6, 2020, when it granted options for the purchase of an aggregate of 2,083,340 shares to employees. The January 10, 2020 valuation was prepared taking into account the Company’s sale of Class B preferred shares on January 10, 2020 at a price of $1.5154 per share, for aggregate proceeds of $10.0 million. In particular, the January 10, 2020 valuation determined the Company’s aggregate equity value using an OPM backsolve approach that was based on the $1.5154 price paid per share of its Class B preferred shares in the contemporaneous, arm’s-length transaction with a new, financially sophisticated investor. Between January 10, 2020 and February 6, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common shares remained $0.56 per share from January 10, 2020 to February 6, 2020.

March 16, 2020 Valuation

The Board relied, in part, on the results of the March 16, 2020 valuation in its determination of the fair value of common shares of $0.83 per share as of that same date, when it granted options for the purchase of 1,878,908 shares to an employee, and as of April 6, 2020, when it granted options for the purchase of an aggregate of 170,111 shares to employees. The principal factors contributing to the increase in the fair value of common shares from the January 10, 2020 valuation to the March 16, 2020 valuation were the increase by management and the Board in the probability-weighting of the IPO scenario to [***]% and the decrease in the DLOM in the IPO scenario to [***]%, both reflecting progress made by the Company since January 10, 2020, including the following:

•	On February 10, 2020, the Company held its IPO organizational meeting with its management, underwriters and advisors.

•

On March 10, 2020, the Company acquired intellectual property assets from Rainier Therapeutics, Inc., including Rainier’s rights under an exclusive license agreement with Genentech, Inc., under which the Company will be able to use vofatamab as the targeting molecule in the clinical development of its earlier-stage product candidate FPI-1966.

CONFIDENTIAL TREATMENT REQUESTED BY FUSION PHARMACEUTICALS INC.

June 10, 2020

The Company’s probability-weighting of the IPO scenario was no higher than [***]% as of March 16, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term as a result of the economic turmoil associated with the COVID-19 pandemic, which had wide-ranging and severe impacts upon financial markets, including stock markets worldwide, which reported their largest single-week declines during the week ended February 28, 2020 and initially disrupted and brought uncertainty to the IPO market. In addition, as of that time, the Company had not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO by its company.

Between March 16, 2020 and April 6, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common shares remained $0.83 per share from March 16, 2020 to April 6, 2020.

May 18, 2020 Valuation

The Board relied, in part, on the results of the May 18, 2020 valuation in its determination of the fair value of common shares of $1.78 per share as of May 22, 2020, when it granted options for the purchase of an aggregate of 333,989 shares to employees. The principal factors contributing to the increase in the fair value of common shares from the March 16, 2020 valuation to the May 18, 2020 valuation were the increase by management and the Board in the probability weighting of the IPO scenario to [***]%, the decrease in the DLOM in the IPO scenario to [***]% due to the shorter period to the planned IPO event, and an increase in the equity value of the IPO scenario, each reflecting progress made by the Company since March 16, 2020, including the following:

•	On March 23, 2020, the Company expanded its management team with its appointment of James O’Leary, M.D., as chief medical officer.

•

On March 31, 2020, the Company submitted an investigational new drug application (“IND”) amendment to the U.S. Food and Drug Administration (“FDA”) to modify the protocol to enable the Company to evaluate the safety of administering multiple doses of FPI-1434 within its ongoing Phase 1 clinical trial.

•	On April 3, 2020, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

•	On April 10, 2020, the Company applied for the listing of its common shares on the Nasdaq Global Market.

CONFIDENTIAL TREATMENT REQUESTED BY FUSION PHARMACEUTICALS INC.

June 10, 2020

•	On May 14, 2020, the Company responded to the Comment Letter and confidentially submitted Amendment No. 1 to its draft registration statement on Form S-1 to the Commission.

•

On May 15, 2020, the Company was notified by the FDA of its acceptance of the Company’s IND amendment to allow for multi-dosing of FPI-1434 within its ongoing Phase 1 clinical trial, which will enable the Company to evaluate expanded safety data. In connection with this IND acceptance, the Company achieved the specified regulatory milestone associated with the Class B preferred share tranche right, which triggered the requirement of the Class B shareholders to participate in the second and final tranche of the Class B preferred share financing for gross proceeds of $62.5 million. The Company’s valuation report prepared as of May 18, 2020 took into account, with a 100% probability-weighting, that (1) the regulatory milestone had been achieved and (2) this financing transaction would close on June 2, 2020, as required.

The Company’s probability-weighting of the IPO scenario was no higher than [***]% as of May 18, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term as a result of the continuing severe impacts of the COVID-19 pandemic upon the financial markets, creating unprecedented IPO market conditions. In addition, as of that time, the Company had still not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO by its company.

Between May 18, 2020 and May 22, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common shares remained $1.78 per share from May 18, 2020 to May 22, 2020.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to June 4, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

CONFIDENTIAL TREATMENT REQUESTED BY FUSION PHARMACEUTICALS INC.

June 10, 2020

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	the progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common shares as of May 22, 2020 of $1.78 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to May 22, 2020, the date of the Company’s most recent determination of the fair value of its common shares.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common shares, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common shares than its IPO. In the May 2020 valuation, the probability weighting of the IPO scenario was [***]%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common shares in the May 2020 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money) rather than $1.78 per share.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common shares or impact of the time value of money, which were appropriately taken into account in the May 2020 valuation.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred shares. The Company’s preferred shares currently have substantial economic rights and preferences over the Company’s common shares. Upon the closing of the IPO, all outstanding preferred shares of the Company will convert into common shares, thus eliminating the superior rights and preferences of the preferred shares as compared to the common shares.

•

Since February 28, 2020, more than ten biotechnology companies completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in executing and completing initial public offerings.

CONFIDENTIAL TREATMENT REQUESTED BY FUSION PHARMACEUTICALS INC.

June 10, 2020

•	Since May 22, 2020, the Company has taken several steps towards the completion of an IPO, including publicly filing the Registration Statement with the Commission on June 5, 2020.

•	On June 4, 2020, the Company’s Board approved pursuing the IPO on the timeline currently contemplated.

•

Over the course of a week through May 28, 2020, the Company held [***] “testing-the-waters” meetings, the first of any such meetings, at which the Company received initial positive feedback from potential investors. Further positive feedback from potential investors was received through the underwriters on June 4, 2020.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY FUSION PHARMACEUTICALS INC.

June 10, 2020

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 459-7234.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Seo Salimi
Seo Salimi

cc:	John Valliant, Ph.D., Fusion Pharmaceuticals Inc.

John Crowley, Fusion Pharmaceuticals Inc.

Mitchell S. Bloom, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY FUSION PHARMACEUTICALS INC.